UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Midatech Pharma PLC

(Name of Issuer)

Ordinary Shares, par value 0.005p per share

(Title of Class of Securities)

59564R 104**

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**	This CUSIP number is assigned to the Issuer’s American Depositary Shares.

CUSIP No. 59564R 104

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only): FERRACOM ESTABLISHMENT
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization: Liechtenstein
Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power: 3,043,164
(6) Shared Voting Power: 0
(7) Sole Dispositive Power: 3,043,164
(8) Shared Dispositive Power: 0
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,043,164
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):
(11)	Percent of Class Represented by Amount in Row (9): 9.1%
(12)	Type of Reporting Person (See Instructions): FI

Item 1(a).	Name of Issuer: Midatech Pharma PLC

Item 1(b).	Address of Issuer’s Principal Executive Offices:

65 Innovation Drive

Milton Park

Abingdon

Oxfordshire OX14 4RQ

United Kingdom

Item 2(a).	Name of Person Filing:

Ferracom Establishment

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Landstrasse 99

FL 9494

Schaan, Liechtenstein

Item 2(c).	Citizenship:

Liechtenstein

Item 2(d). Title of Class of Securities: Ordinary Shares, par value 0.005p per share.

Item 2(e). CUSIP No.: 59564R 104. This CUSIP number is assigned to the Issuer’s American Depositary Shares, each representing two (2) Ordinary Shares.

Item 3.	If This Statement Is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:

Not Applicable.

Item 4.	Ownership

(a)	Amount Beneficially Owned		3,043,164

(b)	Percent of Class:		9.1%

(c)	Number of Shares as to which the person has:

	(i)	sole power to vote or to direct the vote	3,043,164

	(ii)	shared power to vote or to direct the vote	0

	(iii)	sole power to dispose or to direct the disposition of	3,043,164

	(iv)	shared power to dispose or to direct the disposition of	0

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2016

FERRACOM ESTABLISHMENT

By:	/s/ Steven Press
Name:	Steven Press
Title:	Authorised Signatory